October 6, 2008

Filed via EDGAR

Jim B. Rosenberg
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, NE
Washington, D.C. 20549

Re:
Cleveland BioLabs, Inc. (the “Company”)
Form 10-K for the Year Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended march 31, 2008
Form 10-Q for the Quarterly Period Ended June 30, 2008
File No. 001-32954

We acknowledge receipt of the letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated September 26, 2008 (the “Comment Letter”), relating to the Company’s Form 10-K filed with the Commission on March 21, 2008, Form 10-Q filed with the Commission on May 14, 2008, and Form 10-Q filed with the Commission on August 12, 2008. This will confirm, per my discussion with Ibolya Ignat of the Staff, that we intend to file our response to the Comment Letter on or before October 24, 2008.

Very truly yours,

John A. Marhofer, Jr.
Chief Financial Officer

Cc:	Michael Fonstein Ram Padmanabhan